March 1, 2006

Ms. Kathleen Collins

Accounting Branch Chief

US Securities and Exchange Commission

Washington  D.C  20549

Re:	Datawatch Corporation
Form 10-K for the Fiscal Year Ended
September 30, 2005
Filed December 12, 2005
File No. 000-19960

Dear Ms. Collins:

We have received your letter dated February 6, 2006 and would like to respond to the following questions.

Question 1.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 32

We note your schedule on page 33 that presents the changes to and ending balances of the allowance for doubtful accounts for each of the three years ended September 30, 2005.  Tell us how you considered including a similar schedule that includes your reserves for product returns and provide a copy of your valuation analysis for each of the periods for which a statement of operations is presented. Also, tell us how you considered presenting the activity for both of these accounts in Schedule II as noted in Rule 5-04 of Regulation S-X.

RESPONSE:

The sales returns reserve is included with the allowance for doubtful accounts on the face of the balance sheet, although only the activity of the allowance for doubtful accounts was included in the supplemental information identified by the Staff in the footnotes to the financial statements.  As the activity in the sale returns account was not material for any period presented, we determined that the additional information relative to the activity within the period was not required.  To provide more complete information, we propose to include such information in future annual filings.  As the information relative to the changes in the reserve was included in the footnotes to the financial statements, we determined that Schedule II was not required as provided by S-X Rule 5-04 (b).  Below is our valuation analysis for product returns for the three years ended September 30, 2005.

	2005	2004	2003

Returns Reserve Balance - Beginning of Year	$186,000	$213,000	$285,000
Amounts Accrued for the Returns Reserve	180,000	165,000	379,000
Returns Applied Against the Returns Reserve	(242,685)	(192,000)	(451,000)
Returns Reserve Balance - End of Year	$123,315	$186,000	$213,000

We intend to include this information in future Annual filings on Form 10-K.

Question 2.

We note on page 3 that during 2004, you introduced a subscription sales model related to your enterprise products and that such subscription terms run 90 days to 24 months and automatically renew unless terminated within 90 days notice.  We also note that you recognize revenue ratably over the period the service is provided.  Tell us in detail what elements/services are included in your subscription arrangements (e.g. software, installation, maintenance, unspecified future upgrades, etc.) and why you believe subscription accounting is appropriate including the accounting literature you are relying on.

RESPONSE

The subscription arrangement includes software, maintenance and unspecified future upgrades including major version upgrades.  The initial subscription rate is the same as the renewal rate.  The accounting guidance we are relying upon to determine the accounting treatment for these arrangements is as follows:

In accordance with SOP 97-2 paragraph 12, “If the arrangement is in substance a subscription, the entire fee should be recognized ratably.”

As noted in SOP 97-2, paragraph 48, “As part of a multiple-element arrangement with a user, a vendor may agree to deliver software currently and to deliver unspecified additional software products in the future…”, which is the facts and circumstances with these subscription arrangements.

Paragraph 49 indicates that “the software elements of the kinds of arrangements discussed in paragraph 48 should be accounted for as subscriptions.  No allocation of revenue should be made among any of the software products, and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement beginning with delivery of the first product.  If the term of the arrangement is not stated, the revenue should be recognized ratably over the estimated economic life of the products covered by the arrangement, beginning with delivery of the first product.  An intent on the part of the vendor not to develop new products during the term of the arrangement does not relieve the vendor of the requirement to recognize revenue ratably over the term of the arrangement, beginning with the delivery of the first product.”

Based upon the above guidance, we have recognized revenue from these arrangements over the subscription period.  We will in future filings clarify our revenue recognition policy to indicate the basis for recognition over the subscription period.

Question 3.

Your disclosures on page 4 make reference to “typical configurations” sold with the Company’s enterprise report management and business service center products.  Explain what you mean by the term ‘typical configurations” and tell us how you account for these services.  Are these configurations essential to the functionality of the software?  Tell us how you considered paragraph 13 of SOP 97-2 in accounting for the software and configurations.

RESPONSE

“Typical configurations” was meant to describe common combinations of various software modules, maintenance support agreements and professional services in relations to our multiple element arrangements, in which we refer to as Enterprise Software.  We apply the residual method in determining revenue to be allocated to a software license.  The service element of these “typical configurations” is not essential to the functionality of the software.  These arrangements do not require significant production, modification, or customization of the software.  As there are no undelivered elements essential to the functionality or use of the software, we recognize revenue upon delivery, provided all other revenue recognition criteria are met.  We will in future filings clarify our revenue recognition policy to indicate that future service elements are not essential to the functionality of the software.

Note 2. Acquisitions, page 39

4.   We note you reference to an independent valuation firm in your disclosures related to your acquisitions of Mergence Technologies Corporation and Auxilor, Inc.  If you choose to refer to an independent appraisal firm, you must identify the independent appraisal firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment.  We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of regulation C.  Please note for future reference.

RESPONSE:

Your comment has been noted.  The Company acknowledges that management is responsible for determining the fair values used to allocate purchase price and will clarify such in future filings.  In the future, if management states that it has relied upon an expert, we will then identify the name of the expert and include the expert’s consent.

Item  9A. Controls and Procedures, Page 49

5.   We note in your controls and procedures section that you have evaluated the disclosure controls and procedures as of an unspecified date that is within 90 days before the filing date of this annual report.  Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual report.

RESPONSE:

In future filings, the Company will revise its disclosures regarding its description of disclosure controls and procedures maintained by the Company to clarify that the evaluation was completed as of the end of the period covered by the annual report in accordance with SEC Release No. 33-8238.  We confirm to the Staff that the principal executive officer and principal financial officer, with the participation of the Company’s management, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rule 13(a)-15(e)) as of the end of the period covered by this Annual Report on Form 10-K.  In addition, the Company’s Current Report on Form 10-Q for the Quarter ended December 31, 2005 dated  in Item 4 has properly indicated the period as of which the evaluation was done.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer and Director

cc: Patrick Gilmore, Securities and Exchange Commission